Filed Pursuant to Rule 253(g)(2)
File No. 024-10659

RISE COMPANIES CORP.

SUPPLEMENT NO. 1 DATED OCTOBER 18, 2019
TO THE OFFERING CIRCULAR DATED JULY 25, 2019

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the “Company”, “we”, “our” or “us”), dated July 25, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 25, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the offering price for our common shares throughout the Offering Circular;
•	Update the “Our Solution” section of the Offering Circular; and
•	Disclose as an appendix the information contained in the Company’s Semi-Annual Report on Form 1-SA for the Semiannual Period Ended June 30, 2019.

The following information supersedes and replaces the first paragraph on the cover page of the Offering Circular:

We are offering up to 10,000,000 shares of our Class B Common Stock to the public. Effective October 18, 2019, the offering price per share of our Class B Common Stock will be $8.45. Investors will pay the most recent publicly announced offering price as of the date of their subscription.

The following information supersedes and replaces the table on the cover page of the Offering Circular:

	Per Share	Total Minimum		Total Maximum (1)

Public Offering Price (2)	$8.45	1,000,000	(3)(6)	$66,143,133	(7)
Underwriting Discounts and Commissions (4)	$—	$—		$—
Proceeds to Us from this Offering to the Public (Before Expenses (5))	$8.45	1,000,000	(3)(6)	$66,143,133	(7)
Proceeds to Other Persons	$—	$—		$—

(1)	This is a “best efforts” offering, which means we are only required to use our best efforts to sell the Class B Common Stock offered in this offering.

(2)	The price per share shown was arbitrarily determined by our board of directors and will apply for the duration of this offering.

(3)	We previously exceeded the minimum level of sales.

(4)	Investors will not pay upfront selling commissions in connection with the purchase of our Class B Common Stock.

(5)	All expenses incurred as a result of this offering, which we estimate to be approximately $50,000, will be borne by us. Purchasers of our Class B Common Stock are not directly responsible for costs incurred as a result of this offering.

(6)	Total minimum calculations reflect the previous share price under this offering of $5.00. Total minimums under this offering have already been met.

(7)	Total maximum calculations take into account 2,884,129 of Class B common shares previously sold under this offering at the offering price of $5.00 per share, 699,880 of Class B common shares previously sold under this offering at the offering price of $5.50 per share, 649,354 of Class B common shares previously sold under this offering at the offering price of $6.00 per share, 240,589 of Class B common shares previously sold under this offering at the offering price of $6.30 per share, 522,878 of Class B common shares previously sold under this offering at the offering price of $6.60 per share, 814,870 of Class B common shares previously sold under this offering at the offering price of $6.90 per share, 1,073,480 of Class B common shares previously sold under this offering at the offering price of $7.30 per share, 457,748 of Class B common shares previously sold under this offering at the offering price of $7.67 per share, and 1,029,649 of Class B common shares previously sold under this offering at the offering price of $8.05 per share. We are currently continuing to offer up to $13,751,615 in our Class B common shares, which, when taken together with the approximately $25.3 million in Class B common shares sold in the previous 12-months, is less than the rolling 12-month maximum offering amount of $50 million allowable under Regulation A.

The following information supersedes and replaces the following risk factors on pages 16 and 17 of the Offering Circular:

This offering and the offerings of our eDirectTM Programs are focused on attracting a large number of investors that plan on making relatively small investments. An inability to attract such investors may have an adverse effect on the success of our and our eDirectTM Programs’ offerings, and we may not raise adequate capital to implement our business strategy.

Our Class B Common Stock and the common shares of our eDirectTM Programs are being offered and sold only to “qualified purchasers” (as defined in Regulation A). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D (which, in the case of natural persons, (A) have an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person, or (B) earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year) and (ii) all other investors so long as their investment in the particular issuer does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our Class B Common Stock and the common shares of our eDirectTM Programs are currently being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our Class B Common Stock or in the common shares of an eDirectTM Program, as applicable, does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Therefore, our target investor base inherently consists of persons that may not have the high net worth or income that investors in traditional initial public offerings have, where the investor base is typically composed of “accredited investors.”

Our reliance on attracting investors that may not meet the net worth or income requirements of “accredited investors” carries certain risks that may not be present in traditional initial public offerings. For example, certain economic, geopolitical and social conditions may influence the investing habits and risk tolerance of these smaller investors to a greater extent than “accredited investors,” which may have an adverse effect on our ability to raise adequate capital to implement our business strategy. Additionally, our focus on investors that plan on making, or are able to make, relatively small investments requires a larger investor base in order to meet our goal of raising $13,751,615 in this offering and each eDirectTM Program’s goal of raising $50,000,000 on a rolling 12-month basis in its offering. We may have difficulties in attracting a large investor base, which may have an adverse effect on the success of this offering, the eDirectTM Programs’ offerings, and a larger investor base involves increased transaction costs, which will increase our, our eDirectTM Programs’ expenses. Further, if our eDirectTM Programs are unable to successfully raise capital for their respective business strategies, we will experience a decrease in the fees that we collect from our eDirectTM Programs or from real estate operators that may be borrowers or joint venture partners with our eDirectTM Programs, which would have a negative effect on our growth prospects.

We will continue to be controlled by our executive officers who hold shares of our capital stock, and their interests may conflict with those of our other stockholders.

Upon the completion of this offering (that is, assuming that we are able to raise the balance of the aggregate $13,751,615 of Class B Common Stock being offered in this offering), our executive officers who hold shares of our capital stock, one of whom is Benjamin Miller, our Chief Executive Officer, will collectively hold more than fifty percent (50%) of the combined voting power of our capital stock (after giving effect to the voting rights of the holders of preferred stock, voting on an as-converted basis). So long as our executive officers continue to collectively hold, directly or indirectly, shares of capital stock representing more than 50% of the voting power of our capital stock, they will be able to exercise control over all matters requiring stockholder approval, including the election of directors (and therefore our management and policies), amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions. The control exercised by our executive officers may have the effect of delaying or preventing a change in control of our Company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The interests of our executive officers may not always coincide with the interests of other stockholders, and our executive officers may act in a manner that advances their best interests and not necessarily those of our other stockholders.

The following information supersedes and replaces the first paragraph under “Use of Proceeds” on page 32 of the Offering Circular:

We estimate that the net proceeds to us from the sale of Class B Common Stock in this offering will be approximately $66.1 million, based upon (i) prior raises of approximately $52.4 million based on an average offer price of $6.26, (ii) the sale of an additional 1,627,410 shares of Class B Common Stock being offered under this offering circular at an offering price of $8.45 per share and after deducting estimated offering expenses payable by us.

The following information supersedes and replaces “Dilution” on page 34 of the Offering Circular:

If you invest in our Class B Common Stock, your interest will be diluted to the extent of the difference between the offering price per share of our Class B Common Stock and the pro forma net tangible book value per share of our Class B Common Stock immediately after this offering. Dilution results from the fact that the per share offering price of our Class B Common Stock is substantially in excess of the pro forma net tangible book value per share attributable to the existing equity holders. Net tangible book value represents net book equity attributable to equity holders of the Company excluding intangible assets. Note, the net tangible book value does not include any assets or liabilities attributable to consolidated but non-controlling interests (i.e., eDirectTM Programs and Fundrise LP).

Our pro forma net tangible book value per share as of December 31, 2018 was approximately $19,810,447, or approximately $0.80 per share of our Common Stock on a fully diluted basis. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Common Stock outstanding on a fully diluted basis.

The following table illustrates the substantial and immediate dilution per share of Class B Common Stock to a purchaser in this offering, assuming issuance of 8,372,590 and 10,000,000 shares of Class B Common Stock in this offering:

On Basis of Full Conversion of Issued Instruments	$52.4 Million Raise (1)		$66.1 Million Raise
Price per Share	$6.26		$8.45
Shares issued	8,372,590		10,000,000
Capital Raised	$52,391,518		$66,143,133
Less: Estimated Offering Costs	$(500,000)		$(500,000)
Net Offering Proceeds from raise(s)	$19,136,101		$32,887,715
Net Tangible Book Value Pre-Offering	$19,810,447	(2)	$19,810,447	(2)
Net Tangible Book Value Post-Offering	$38,946,548	(2)	$52,698,162	(2)

Shares issued and outstanding Pre-Offering assuming full conversion	24,751,946	(3)	24,751,946	(3)
Post-Offering Shares Issued and Outstanding	33,124,536	(3)	34,751,946	(3)

Net tangible book value per share prior to offering	$0.80		$0.80
Increase/(Decrease) per share attributable to new investors	$0.38		$0.72
Net tangible book value per share after offering	$1.18		$1.52
Dilution per share to new investors ($)	$5.08		$6.93
Dilution per share to new investors (%)	81.21%		82.05%

(1)	As of the date of this offering, 2,884,129 shares were previously issued at $5.00 per share, 699,880 shares were previously issued at $5.50, 649,354 shares were previously issued at $6.00, 240,589 shares were previously issued at $6.30, 522,878 shares were previously issued at $6.60, 814,870 shares were previously issued at $6.90, 1,073,480 shares were previously issued at $7.30, 457,748 shares were previously issued at $7.67, and 1,029,679 shares were previously issued at $8.05 per share. The weighted average price per share of previously issued shares is approximately $6.26. The total amount raised in these offerings was $52,391,518. The information that follows has taken this into effect.

(2)	Net tangible book value is based on the net tangible equity attributable to equity holders of the Company as of December 31, 2018. In the instance upon dissolution/sale of the Company, the value of assets and liabilities attributable to non-controlling interests would be excluded from the value of the Company. Thus, assets and liabilities attributable to non-controlling interests (i.e., eDirectTM Programs and Fundrise LP) are excluded from the Company's net tangible book value.

(3)	Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock, and vesting of all issued restricted Class A Common Stock grants.

The following table sets forth, as of October 18, 2019, on the same pro forma basis as above, the number of shares of Class B Common Stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, calculated at an assumed offering price of $5.00 per share for 2,884,129 shares, an offering price of $5.50 per share for 699,880 shares, an offering price of $6.00 per share for 649,354 shares, an offering price of $6.30 per share for 240,589 shares, an offering price of $6.60 per share for 522,878 shares, an offering price of $6.90 per share for 814,870 shares, an offering price of $7.30 per share for 1,073,480 shares, an offering price of $7.67 per share for 457,748 shares, an offering price of $8.05 per share for 1,029,649 shares and assuming the remaining 1,627,410 shares are issued at $8.45 per share, before deducting estimated offering expenses payable by us:

	Dates Issued	Issued Shares		Effective Cash Price per Share at Issuance or Potential Conversion
Class A Common Stock	2014-2017	2,886,900		$0.17	(2)
Class F Common Stock	2014	10,000,000		N/A	(3)
Series A Preferred Shares	2014	10,647,531	(1)	$2.19
Series A Preferred Shares (Conversion of convertible notes payable)	2014	1,217,515	(1)	$1.20

Total Common Stock Equivalents		24,751,946		$1.02
Class B Investors, assuming $66.1 Million raise in this offering		10,000,000		$6.61	(4)

Total After Inclusion of this Offering		34,751,946		$2.63

(1)	Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock.

(2)	As of December 31, 2018, 2,886,900 shares have been authorized, of which 2,067,687 shares have vested, 400,778 remain unvested, and 418,435 have been forfeited and are available for reissuance under our Stock Plan. 1,912,900 shares were issued for an effective cash price of $0.1105 per share. 174,000 shares were issued for an effective cash price of $0.19 per share. 797,500 were issued at $0.29 per share. 2,500 shares were issued at $5.50 per share.

(3)	Common shares issued without cash payment includes 10,000,000 Class F shares to the co-founders for the contribution of Fundrise LLC, Popularise LLC, Fundrise Servicing LLC, and other assets of the Company.

(4)	As of the date of this offering, 2,884,129 shares were previously issued at $5.00 per share, 699,880 shares were previously issued at $5.50, 649,354 shares were previously issued at $6.00, 240,589 shares were previously issued at $6.30, 522,878 shares were previously issued at $6.60, 814,870 shares were previously issued at $6.90, 1,073,630 shares were previously issued at $7.30, 457,748 shares were previously issued at $7.67, and 1,029,679 shares were previously issued at $8.05 per share. Assuming the remaining 1,627,410 shares are issued at $8.45 per share, the Class B weighted average per share will be $6.61.

The table above does not give effect to shares of our Class A Common Stock that may be issued upon the exercise of options that we expect to grant under our stock-based compensation plans after the time of this offering. To the extent shares of our Class A Common Stock are issued pursuant to the Company’s 2014 Stock Option and Grant Plan, there will be further dilution to new investors.

The following information supersedes and replaces the “Our Solution” section of the Offering Circular:

Our Solution

We own and operate the Fundrise Platform, a leading online, direct investment technology platform located at www.fundrise.com. We believe technology-powered investment is a more efficient mechanism than the conventional financial system to invest in real estate and other assets. Enabled by our proprietary technology, we aggregate thousands of individuals from across the country to create the scale of an institutional investor without the high fees and overhead typical of the old-fashioned investment business. Individuals can invest through the Fundrise Platform at ultra-low costs for what we believe is a more transparent, web-based experience. Investors use the Fundrise Platform to potentially earn attractive risk-adjusted returns from asset classes that have generally been closed to many investors and only available to high net worth investors and institutions.

Since inception through June 30, 2019, we have originated approximately $815.9 million in both equity and debt investments deployed across more than approximately $3.9 billion of real estate property, while collecting and processing more than 2,964,000 investor dividends, distributions, investments and principal repayments since we sponsored our first online investment in 2012. As our business has grown and changed, from offering a platform to facilitate the sponsor of investment, to an active sponsor of specific real estate projects, to the creation and offering of the eREITTM programs, the eFundTM programs, and the Opportunity Fund program (eREITTM programs, eFundTM and Opportunity Fund programs collectively the “Sponsored Programs”) our real estate debt and equity originations over the same period have changed as well. Our originations have increased over the period starting January 1, 2014 and ending June 30, 2019 from approximately $0.9 million to $815.9 million, an impressive 210% compounded annual growth rate.

We have fully redeemed out of approximately 90 investments across all Sponsored Programs as of June 30, 2019.

As of June 30, 2019, none of our Programs (as described below) have suffered any loss of principal or projected interest; however, there can be no assurance that such performance will continue in the future. In addition, as of June 30, 2019, we have yet to generate any profits from our operations and are incurring net losses, and do not expect to generate any profits, if ever, until our assets under management, or AUM, through our Programs is substantially larger.

Excluding whole loan co-investors and real estate debt and equity originated but not fully drawn down, the average amount invested across both the Sponsored Programs and Project Dependent Notes program is approximately $7,637 per unique investor and the average amount invested in the Sponsored Programs was approximately $7,568 per unique investor as of June 30, 2019. In April 2014, at the time of our Series A financing round, the Company priced its stock in an arms-length transaction at a $2.18 a share, and has since experienced the following comparative growth metrics:

	14-Apr-14	31-Dec-16	31-Dec-17	31-Dec-18	30-Jun-19	YTD Growth**	ITD Growth
Assets Under Management	$665,100	$146,971,876	$250,390,722	$485,517,662	$700,904,561	44%	105,283%
Real Estate Transactions	9	93	143	245	281	15%	3,022%
Active Investors*	478	12,195	25,026	63,271	91,778	45%	19,100%
Employees	12	43	49	76	90	18%	650%

*Active Investors represents the approximate total number of unique investors less the approximate number of investors who were no longer invested in any of the programs as of such date.

** Represents the growth between December 31, 2018 and June 30, 2019.

As of April 14, 2014, the Company's programs had received subscriptions from 556 unique investors compared to June 30, 2019 when the Company's programs had received subscriptions from 98,858 unique investors, which is an absolute change of approximately 17,680% and from year-end 2013 to year-end 2019 a compounded annual growth rate (CAGR) of approximately 137%.

By combining sound investment principles with our proprietary web-based technology, we believe we have built a solution that will transform how the real estate capital markets operate, increasing their efficiency and transparency. Our model is built specifically to leverage the economies of scale created by the Internet to cut out excessive fees, while also lowering execution costs and reducing both time and manual resources.

We believe we are participating in and driving the third wave of a paradigm shift in the financial industry similar to the invention of and move to online brokerages and online payment systems that occurred in the late 1990s and 2000s, and the “marketplace lending” and automated registered investment advisors movements in the 2000s and 2010s.

We believe that the first wave of this paradigm was from physical brokerages to online brokerages, such as E*TRADE Financial Corp., TD Ameritrade Corp., and Charles Schwab Corp. According to each of their Quarterly Reports on Form 10-Q for fiscal period ended March 31, 2019, E*TRADE Financial Corp., TD Ameritrade Corp., and Charles Schwab Corp. have grown their customer bases to 7,057,000, 11,763,000, and 11,787,000 accounts, respectively, with $593.0 billion, $1,297.1 billion, $3,5856.40 billion in client assets, respectively.

We believe the second wave of this paradigm shift is represented by technology-driven asset management companies such automated registered investment advisors, such as Wealthfront Inc. and Betterment, LLC. In addition, according to their Forms ADV, dated January 18, 2019 and May 23, 2019, respectively, Wealthfront Inc. and Betterment, LLC have grown their assets under management to approximately $11.5 billion (with approximately 281,000 accounts) and $16.4 billion (with approximately 542,000 accounts), respectively.

However, unlike online brokerage platforms, online payment processors, marketplace lending platforms, or automated registered investment advisors, we are focused on sponsoring and directly offering to investors (without the costs associated with such intermediaries), alternative investments, in particular real estate, which, according to a Prequin report as of the end of 2017, as an asset class (defined as real estate, private equity and hedge funds) hit a record high of $8.8 trillion in 2017 and was forecast to grow to $14 trillion by 2023.

Our end-to-end integrated technology platform transforms the real estate origination, underwriting, funding, and servicing processes; replacing expensive sales and management teams with online and mobile applications, implementing data driven decision-making, and automating transactions through payment processing APIs (application programming interfaces). Through our direct-to-the-investor investment platform, we allow an individual investor to invest in the value (price per square foot) and yields available in the private real estate market.

Simultaneously, the technology platform allows for the seamless purchase of interests in private real estate investments, performance tracking and reporting through a personalized dashboard, and automated account management and maintenance, including financial updates and tax reporting. This allows us to service thousands of investors at a fraction of the cost of conventional, offline management typical in real estate.

Because the entire system is built on an API-based, technology platform and utilizes data driven analysis and decision-making, the model is continuously improving and increasing in efficiency as the volume of data points increase exponentially and our automated processes undergo constant optimization.

We believe that investors in general, and younger investors in particular, prefer to invest through a web and mobile platform rather than a conventional platforms or in person process. As of December 31, 2018, the average age of investors in our Programs was approximately 37 years old. According to 2011, 2017, and 2018 Aite Group reports, New Realities in Wealth Management, at the end of each year discount and online brokerages managed 19% in 2011, 20.5% in 2016, and 21.5% in 2017 of the wealth management industry’s total client investment assets versus 38% in 2011, 33% in 2016, and 31.4% in 2017 managed by the wirehouses. Self-clearing retail brokerages (outside wirehouses) managed 15.6% in 2011, 17.6% in 2016, and 18.18% in 2017 of total client assets. At the end of 2017, total client assets hit a record of $24.2 trillion and the four largest wirehouses were Bank of America Merrill Lynch, UBS, Morgan Stanley, and Wells Fargo Advisors.

The above data illustrate the changing preferences and demographic trends underway in the industry. Moreover, according to Aite Group’s U.S. Digital Investment Management Market Monitor, Q2 2019, client assets under management on robo-advice platforms is forecast to continue to grow.

The following information is included as an appendix to the Offering Circular:

Appendix

Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2019. The consolidated financial statements as of June 30, 2019 and for the six months ended June 30, 2019 and June 30, 2018 and certain related disclosures are unaudited and have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results, although in the opinion of management, all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Rise Companies Corp. (“Rise,” “Rise Companies,” “we,” “our,” the “Company,” and “us”) is an online investment technology company, that owns and operates a leading web-based, direct investment and origination platform, located at www.fundrise.com (the “Fundrise Platform”). We believe technology-powered investment is a more efficient mechanism than the conventional financial system to invest in real estate and other assets. Enabled by our proprietary technology, we aggregate thousands of individuals from across the country to create the scale of an institutional investor without the high fees and overhead typical of the old-fashioned investment business. Individuals can invest through the Fundrise Platform at ultra-low costs for what we believe is a more transparent, web-based experience. Investors use the Fundrise Platform to potentially earn attractive risk-adjusted returns from asset classes that have generally been closed to many investors and only available to high net worth investors and institutions.

We believe that, as our business scales, while our growth may increase in absolute terms, our individual performance metrics on a standalone basis may not reflect our total performance. Accordingly, it may be insufficient to rely solely on any single performance metric as a measurement of our success.

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of Rise Companies, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust of Rise Companies, historically acquired loans from Fundrise Lending and held them for the sole benefit of certain investors that had purchased Project-Dependent Notes (the “Notes”) issued by the Trust and were related to specific underlying loans for the benefit of the investor (collectively, the “Notes Program”).

•	National Commercial Real Estate Trustee LLC, a wholly-owned subsidiary of Rise Companies, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”), is an affiliate of Rise Companies and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise LP.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise Companies, acts as a servicer for our Sponsored Programs (as defined below).

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise Companies, acts as an originator for real estate assets for our Sponsored Programs.

1

The Company has sponsored the following investment programs:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, and Fundrise Growth eREIT 2019, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, Fundrise For-Sale Housing eFund – Washington DC, LLC, and Fundrise National For-Sale Housing eFund, LLC are the real estate investment fund programs (the “eFunds”) sponsored by the Company.

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund”, the “oFund,” and the “oZone Fund”), make up a tax-advantaged real estate investment fund program offered under Regulation D that is offered through the Fundrise Platform. The eREITs, eFunds, and oFund are hereafter referred to as the “Sponsored Programs.”

Since inception through June 30, 2019, we have originated approximately $815.9 million in both equity and debt investments through our Notes Program and Sponsored Programs, deployed across more than approximately $3.9 billion of real estate property, while collecting and processing more than 2,964,000 investor dividends, distributions, investments and principal repayments since we sponsored our first online investment in 2012. Our originations have increased over the period starting January 1, 2014 and ending June 30, 2019 from approximately $0.9 million to $815.9 million, an impressive 210% compounded annual growth rate.

Through the Fundrise Platform, we reduce upfront fees and costs by up to 90% when compared to public non-traded REITs, by eliminating high-fee broker-dealers and investment bankers, while removing the double promote (where sponsors receive returns in more than one place in the distribution waterfall) common with real estate private equity. Our direct online investment model allows us, through our Sponsored Programs, to more efficiently raise capital than through conventional institutional avenues.

Other than our co-investments in the Sponsored Programs, we typically do not assume the long-term credit risk of the investments facilitated through the Fundrise Platform.

Our historical measured growth rates in facilitating investments through the Fundrise Platform reflect a deliberate strategy that allowed us to build and develop the various enterprise functions to support our scale, including operations, risk controls, customer support, compliance and technology. Demand from real estate operators and investors will continue to inform our business and investment product decisions, but we have so far refused to compromise the long-term quality of our underwriting to pursue excessive near-term growth rates that we believe would result in investment performance below our standards.

We have achieved the following significant milestones since our founding:

•	In February 2011, we filed a provisional patent application for Systems and Methods for Online Securitization of Illiquid Assets. This patent is currently pending.

•	In June 2012, to our knowledge, we invented online real estate investing when our co-founders sponsored the first ever online real estate offering under Regulation A (available to all residents of the District of Columbia and the Commonwealth of Virginia) for a property at 1351 H Street NE, in Washington, DC.

•	In April 2013, we continued to lead the evolution of online real estate investing, when our co-founders sponsored the second ever online real estate offering under Regulation A (available to all residents of the District of Columbia and the Commonwealth of Virginia) for a property located at 906 H Street NE, in Washington, DC.

•	In March 2014, we continued to lead the evolution of online real estate investing, when our co-founders sponsored the third ever online real estate offering under Regulation A (available to all residents of the District of Columbia, the Commonwealth of Virginia and the State of Maryland) for a property located at 1539 7th Street NW, in Washington, DC.

•	In April 2014, Renren Inc. led our Series A convertible preferred stock (“Series A”) financing round where we raised approximately $24.7 million dollars.

•	In June 2014, we introduced the Notes Program that allowed investors to deploy capital targeting returns tied to select specific real estate assets through a standardized and simplified online investment process.

2

•	In February 2015, we sponsored an offering of limited liability company interests in Fundrise 3 World Trade Center, LLC, which owned approximately $2 million worth of Revenue Bonds, Series 2014 (backed by the 3 World Trade Center Project), Class 1, which had been issued by the New York Liberty Development Corporation.

•	In November 2015, we sponsored the first ever online real estate investment trust available to anyone in the U.S. (an “eREITTM”), called Fundrise Real Estate Investment Trust, LLC (the “Income eREITTM”).

•	For the fiscal year ended December 31, 2015, we had earned a cumulative 13% gross annual return for the entirety of the Project Dependent Notes Program, which totaled 43 separate underlying real estate assets.

•	In January 2016, we surpassed $100 million in cumulative originations of debt and equity investments across our Sponsored Programs.

•	In February 2016, we sponsored the second ever “eREITTM,” called Fundrise Equity REIT, LLC (the “Growth eREITTM”).

•	In September 2016, we indefinitely suspended the Notes Program.

•	In September 2016, we sponsored three additional eREITTM programs, which vary based on geographic focus — Fundrise West Coast Opportunistic REIT, LLC (the “West Coast eREITTM”), Fundrise Midland Opportunistic REIT, LLC (the “Heartland eREITTM”), and Fundrise East Coast Opportunistic REIT, LLC (the “East Coast eREITTM”), each of which is available to anyone in the U.S., allowing investors to make their investment decisions through the online Fundrise platform.

•	In October 2016, we surpassed $100 million in assets under management in the Sponsored Programs.

•	In December 2016, we surpassed $200 million in cumulative originations of debt and equity investments across our Notes and Sponsored Programs.

•	In December 2016, to our knowledge, the Income eREITTM became the first ever issuer to raise $50 million, the maximum amount allowed, pursuant to Regulation A.

•	In December 2016, to our knowledge, the Growth eREITTM became the second ever issuer to raise $50 million pursuant to Regulation A.

•	In February 2017, we initiated an offering of our Class B common shares to investors through the Fundrise Platform, pursuant to Regulation A. By February 28, 2017, we had raised over $14 million in total gross proceeds and sold approximately 2.9 million shares of Class B common stock.

•	In May 2017, we sponsored what we believe were the first and second ever online real estate investment funds available to anyone in the U.S. (“eFundTM programs”), called Fundrise For-Sale Housing eFund - Los Angeles CA, LLC (the “LA eFundTM”) and Fundrise For-Sale Housing eFund – Washington DC, LLC (the “DC eFundTM”).

•	In June 2017, Fundrise Advisors launched a goal-based investing feature that allowed investors to allocate their investment according to different investment objectives.

•	In September 2017, we surpassed $200 million in assets under management in the Sponsored Programs.

•	In September 2017, we partnered with Millennium Trust Company to allow investors to invest their IRA balances in our diversified commercial real estate investments through the Sponsored Programs.

•	In November 2017, Fundrise Advisors launched an “auto-invest” feature, which allows investors to schedule recurring contributions to their accounts.

•	In April 2018, we surpassed $300 million in assets under management in the Sponsored Programs.

3

•	In July 2018, we sponsored Fundrise Opportunity Fund, LP, a Regulation D investment vehicle designed to leverage the novel suite of tax benefits being offered through the new Opportunity Zone program, which was established with the passage of the Tax Cuts and Jobs Act in 2017, and whose stipulations are promulgated in Internal Revenue Code sections 1400Z-1 and 1400Z-2. Open to accredited investors, the fund is designed to deploy rollovers of eligible capital gains toward investments in real estate assets located in various qualified Opportunity Zone census tracts throughout the nation. The vehicle is among the first Opportunity Funds to launch, and intends to offer what we believe to be industry-leading fees and reporting transparency.

•	In July 2018, we surpassed 50,000 active investor accounts on the Fundrise Platform.

•	In July 2018, we surpassed approximately $500 million in cumulative originations of debt and equity investments across our Sponsored Programs.

•	In August 2018, we sponsored two additional eREITTM programs: Fundrise Growth eREIT II, LLC and Fundrise Income eREIT II, LLC, available to anyone in the U.S.

•	In August 2018, Fundrise earned position #35 on Inc. Magazine’s 2018 list of the 5,000 fastest growing companies in the US and #1 in the financial services category.

•	In September 2018, we surpassed $400 million in assets under management in the Sponsored Programs.

•	In November 2018, we surpassed $500 million in assets under management in the Sponsored Programs.

•	Based on data from the 2019 PERE 50 Rankings (the “PERE Rankings”), the Sponsored Programs are on track to raise about as much capital in a single year as that raised annually by the top 50 real estate private equity managers in the PERE Rankings. Assuming that the Sponsored Programs continue to fundraise at their current rates year over year as based on data from the PERE Rankings, the annual fundraising of the Sponsored Programs would be about equivalent to the top 20 managers in 2020 and the top 5 managers in 2021; however, there can be no assurance that such performance will be achieved.

•	In April 2019, we surpassed 75,000 active investor accounts on the Fundrise Platform and $600 million of assets under management in the Sponsored Programs.

•	In April 2019, we launched the Fundrise iOS mobile application.

•	In July 2019, we surpassed 100,000 active investor accounts on the Fundrise Platform.

Our office is located at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036. Our telephone number is (202) 584-0550. Information regarding the Company is also available on our web site at www.fundrise.com.

As of June 30, 2019, we had ninety (90) employees, most of whom are located at our main office in Washington, DC.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular filed with the SEC on July 25, 2019, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer (the “Offering”), up to $44 million of our Class B Common Stock shares in any rolling twelve-month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. On January 31, 2017, the Company qualified an offering, pursuant to Regulation A, of up to 2,000,000 shares of its Class B Common Stock to the public at $5.00 per share. On February 15, 2017, the Company qualified an additional 1,000,000 shares of our Class B Common Stock to the public at $5.00 per share, thereby increasing the total offering of Class B Common Stock to 3,000,000 shares. On July 28, 2017, the Company qualified an additional 2,000,000 shares of Class B Common Stock to be offered to the public at $5.50 per share, thereby increasing the total offering of Class B Common Stock to 5,000,000 shares. On August 22, 2018, the Company qualified an additional 5,000,000 shares of Class B Common Stock to be offered to the public, thereby increasing the total offering of Class B Common Stock to 10,000,000 shares. As of June 30, 2019, 7,343,505 Class B common shares were sold for gross proceeds of approximately $44.1 million. Shares are currently offered and are sold on a continuous basis only to existing investors in programs sponsored by the Company.

4

The funds received from the issuance of our Class B common stock are a primary source of capital for our operating expenditures.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. See Note 2, Summary of Significant Accounting Policies, included in our consolidated financial statements for a more thorough discussion of our accounting policies and procedures.

Reconsideration Event

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-2, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU 2015-2 provides a revised consolidation model for all reporting entities to use in evaluating whether they should consolidate certain legal entities. All legal entities will be subject to reevaluation under this revised consolidation model. The revised consolidation model, among other things, (i) modifies the evaluation of whether certain legal entities are variable  interest entities (“VIEs”) or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. Under the revised consolidation model, the Company continuously evaluates the status of its relationship to certain entities that it consolidates.

Prior to January 31, 2019, the Company consolidated its Sponsored Programs under ASU 2015-2 due to the Company having entered into, on October 31, 2017, a second amended and restated promissory grid note (the “Promissory Grid Note”), as borrower, with Fundrise LP, as the lender, with a revolving line of credit in the aggregate principal amount of $10.0 million. The Promissory Grid Note expired on January 31, 2019. As a result, the Company had a reconsideration event related to the variable interests it held in the Sponsored Programs. As a result of this assessment, the Company has deconsolidated the Sponsored Programs from its consolidated financial statements effective as of January 31, 2019. The deconsolidation of these entities had the following impact on the consolidated balance sheets as of January 31, 2019:

	As of January 31, 2019	Impact of deconsolidation of Sponsored Programs	As adjusted, January 31, 2019
Number of entities consolidated through variable interests	12	(11)	1
Total assets	$519,780	$(475,927)	$43,853
Total liabilities	$23,437	$(11,732)	$11,705
Accumulated deficit of Rise Companies Corp	(47,538)	10,590 (1)	(36,948)
Cumulative-effect adjustment to non-controlling interests in Sponsored Programs	$484,580	$(474,785)	$9,795

(1)	This adjustment to the accumulated deficit of Rise Companies is reported as a gain on the consolidated statements of operations in the period ended June 30, 2019.

5

Recent Accounting Pronouncements

The FASB has released several ASUs that may have an impact on our consolidated financial statements. See Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act (“JOBS Act”), we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act , as amended (the “Securities Act”)for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We generate revenues from origination and acquisition fees, servicing fees, net interest income on our commercial real estate investments, investments in the development and rental, or development and sale of for-sale housing, and asset management fees. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

Revenue

For the six months ended June 30, 2019 and 2018, respectively, our total revenue attributable to Rise Companies, net of intercompany eliminations, was approximately $7,234,000 and $2,887,000, representing a period-over-period increase of 151%.

Origination and Acquisition Fees, Net

For the six months ended June 30, 2019 and 2018, respectively, our origination and acquisition fee revenue was approximately $4,362,000 and $2,206,000, representing a period-over-period increase of approximately 89%.

Asset Management Fees, Net

For the six months ended June 30, 2019 and 2018, respectively, asset management fees earned by Fundrise Advisors were approximately $1,844,000 and $1,174,000, representing a period-over-period increase of approximately 57%. The fees earned in 2018 and through January 31, 2019 were intercompany transactions that were eliminated in consolidation.

Advisory Fees, Net

For the six months ended June 30, 2019 and 2018, respectively, advisory fees earned by Fundrise Advisors were approximately $266,000 and $169,000 representing a period-over-period increase of approximately 57%.

Interest Income

For the six months ended June 30, 2019 and 2018, respectively, we earned approximately $531,000 and $510,000, of interest income, representing a period-over-period increase of approximately 4%.

Expenses

Our operating expenses consist of sales and marketing, origination and servicing, engineering and product development, facilities and office expense, professional fees expense, depreciation and amortization expense, and other general and administrative expenses.

6

Sales and Marketing

Sales and marketing expenses consist primarily of engagement and enrollment of investors in our Sponsored Programs, including costs attributable to marketing and selling our products. This includes costs of building general brand awareness, and salaries and benefits expenses related to our investments and marketing teams.

Sales and marketing expense was approximately $8,494,000 and $5,573,000, for the six months ended June 30, 2019 and 2018, respectively, an increase of 52%.

Origination and Servicing

Origination and servicing expense consists of costs attributable to activities that most directly relate to the origination and servicing of real estate investments for real estate operators that are borrowers from or joint-venture partners with our Sponsored Programs, in addition to the salaries and benefits expense of our real estate team.

Origination and servicing expense was approximately $1,618,000 and $1,229,000, for the six months ended June 30, 2019 and 2018, respectively, an increase of 32%. The increase was primarily due an increase in headcount in our real estate underwriting and origination teams.

Engineering and Product Development

Engineering and product development expenses consist primarily of salaries and benefits for our engineering and product management teams that are not capitalized as internal-use software. These teams work on the development and maintenance of the Fundrise Platform.

Engineering and product development expense was approximately $963,000 and $647,000, for the six months ended June 30, 2019 and 2018, respectively, an increase of 49%. The increase was driven by an increase in headcount in our engineering and software development teams.

We capitalized approximately $1,641,000 and $1,001,000, for the six months ended June 30, 2019 and 2018 respectively, in software development costs.

General and Administrative

General and administrative expenses consist primarily of facilities and office expenses, professional fees, depreciation and amortization expense, salaries and benefits for our accounting, legal, and operations teams, stock-based compensation for all eligible employees, and other miscellaneous expenses.

Facilities and office expense was $712,000 and $364,000, for the six months ended June 30, 2019 and 2018, respectively, an increase of 96%. The increase was largely due to our growth as a company and costs leading up to our relocation to new office space in June 2019.

Professional fee expense was $506,000 and $567,000, for the six months ended June 30, 2019 and 2018, respectively, a decrease of 12%.

Depreciation and amortization expense was $589,000 and $483,000, for the six months ended June 30, 2019 and 2018, respectively, an increase of 22%.

General and administrative expenses were $1,767,000 and $1,293,000, for the six months ended June 30, 2019 and 2018, respectively, an increase of 37%. The increase was primarily due an increase in headcount in our accounting, legal, and operations teams.

Key Factors Affecting Our Performance

Investment in Long-Term Growth

The core elements of our growth strategy include enrolling new investors, broadening our origination capabilities, enhancing our technology infrastructure, expanding our product offerings, and extending customer lifetime value. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our sales and marketing, technology, and origination expenses. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

7

Real Estate Originations

We originate our Sponsored Programs’ real estate investments with the Fundrise Platform and through our in-house real estate team, RSE Capital Partners. We generate revenue from origination fees paid by real estate operators and joint-ventures in connection with debt and equity investment originations. We believe originations are a key indicator of the growth rate of our marketplace, credibility of our brand, scale of our business, strength of our network effect, and economic competitiveness of our products and future growth. Real estate originations have increased significantly over time due to the increased awareness of our brand, our high real estate operator and investor satisfaction rates, the effectiveness of our acquisition channels, a strong track record of investment performance and the expansion of our capital base. Factors that could affect debt and equity investment originations include the interest rate and economic environment, the competitiveness of our cost of capital, the success of our operational efforts to balance demands from investors and real estate operators, our ability to develop new products or enhance existing products for real estate operators and investors, the success of our sales and marketing initiatives and the success of developing relationships with real estate operator and acquiring and retaining investors.

Investors provide the equity capital to our Sponsored Programs through the use of the Fundrise Platform for our real estate investments. Our model is built specifically to leverage the economies of scale created by the internet to cut out excessive fees, while also lowering execution costs and reducing both time and manual resources. Our end-to-end integrated web-platform transforms the real estate origination, underwriting, funding, and servicing processes, replacing expensive sales and management teams with online applications, implementing data driven decision making, and automating transactions through payment processing APIs (application programming interfaces).

Liquidity and Capital Resources

Since inception through June 30, 2019, we have financed our operations primarily through offerings of our equity securities. As of June 30, 2019 and December 31, 2018, respectively, we had cash and cash equivalents of approximately $27,771,000 and $22,315,000.

We believe that our current capital position is sufficient to meet our current liquidity needs for at least the next 24 months, however, there can be no assurance that our current capital position will meet our liquidity needs for that period.

As of June 30, 2019 and December 31, 2018, respectively, we do not have any material commitments for capital expenditures; nor did we enter into any in the interim period between June 30, 2019 and the time of this filing.

Fundrise LP – Sidecar Investment Fund

As part of the 2014 Series A Preferred financing, we raised a $10 million sidecar private fund called Fundrise LP, which was formed to provide warehousing and financing support to assets originated and facilitated by the Fundrise Platform.

Fundrise LP had issued a $10 million promissory grid note, which has since expired as of January 31, 2019, to the Company as a means to provide liquidity during capital raising periods for the Company and its affiliates.

Corporate Debt

As of June 30, 2019 and December 31, 2018, we had no material corporate debt.

Outlook and Recent Trends

We believe that the intermediate and long-term growth prospects for the Company are compelling. Given the continued potential of finance technology to improve the efficiencies of real estate origination, operations, and investment, we expect to maintain, if not increase, our growth rate. However, we are wary of the long-sustained bull stock market, as the current economic cycle has been in expansion for more than approximately ten years. The Federal Reserve monetary policy has begun to tighten, which historically has occurred in the later stages of US economic cyclical growth. The resiliency of our direct-to-investor online investment model is likely to be tested during the next financial downturn. However, we believe our investment model will provide good risk-adjusted returns for our investors, and that our track record in such a downturn will be one of the most important aspects of the long-term success of the Company.

8

We favor an investment strategy for our managed products weighted toward maintaining a margin of safety for each investment, such as targeting senior loans in urban locations, senior preferred or mezzanine investments in new construction apartments, equity investments in stabilized or value-add single family homes in core urban cities, and equity investments in stabilized or value-add multifamily assets. We seek to invest below-the-radar of institutional-sized investors. We believe that our investment strategy, combined with our technology infrastructure and the expertise of our management team, will provide opportunities to originate investments with attractive returns, thereby taking advantage of the changing market conditions to seek the best risk-return dynamic for our investors.

Off-Balance Sheet Arrangements

As of June 30, 2019 and December 31, 2018, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 14, Related Party Transactions in our consolidated financial statements.

Item 2: Other Information

None.

9

Item 3: Financial Statements

11

F-1

Rise Companies Corp.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	June 30, 2019 (Unaudited)	December 31, 2018 (*)
ASSETS
Current assets:
Cash and cash equivalents	$27,771	$22,315
Accounts receivable, net	143	19
Receivables from Sponsored Programs	1,359	-
Interest receivable	150	150
Real estate debt investments, net	5,981	0
Other current assets	4,218	2,759
Total current assets	39,622	25,243
Investments in Sponsored Programs	2,158	-
Property and equipment, net	303	335
Accrued interest receivable	2,088	1,857
Real estate debt investments, net	0	5,972
Intangible assets, net	5,178	4,052
Total assets attributable to Rise Companies Corp	49,349	37,459

Assets of Sponsored Programs:
Cash and cash equivalents	-	31,815
Restricted cash	-	26
Accounts receivable, net	-	164
Accrued interest receivable	-	6,505
Real estate debt investments, net	-	223,149
Real estate held for improvement	-	35,726
Real estate held for sale	-	1,054
Investments in residential rental properties, net	-	17,769
Investments in equity method investees	-	136,745
Other current assets	-	550
Total assets	$49,349	$490,962

LIABILITIES
Current liabilities:
Accounts payable	$2,872	$1,332
Accrued expenses	247	625
Due to investors	182	31
Accrued interest payable	1,810	1,625
Notes payable	6,000	6,000
Payables to Sponsored Programs	23	-
Other current liabilities	295	145
Total current liabilities	11,429	9,758
Other liabilities (non-current)	386	302
Total liabilities attributable to Rise Companies Corp	11,815	10,060

Liabilities of Sponsored Programs:
Accounts payable	-	319
Settling subscriptions	-	2,069
Other liabilities	-	15,938

Total liabilities	11,815	28,386

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 11,865,046 shares issued and outstanding; with an aggregate liquidation preference of $25,951	1	1
Class A common stock, $0.0001 par value; 43,000,000 shares authorized; 2,886,900 shares issued and 2,466,747 shares outstanding, 2,886,900 shares issued and 2,529,087 shares outstanding, respectively	-	-
Class B common stock, $0.0001 par value; 10,000,000 authorized; 7,343,505 shares issued and 7,249,261 shares outstanding, 5,812,127 shares issued and 5,767,747 shares outstanding, respectively	-	-
Class F common stock, $0.0001 par value; 10,000,000 shares authorized; 10,000,000 shares issued and 10,000,000 shares outstanding	1	1
Class M common stock, $0.0001 par value; 18,000,000 shares authorized; 0 shares issued and 0 shares outstanding, respectively	-	-
Additional paid-in capital	70,789	59,318
Accumulated deficit	(43,098)	(45,710)
Total stockholders’ equity before non-controlling interests	27,693	13,610

Non-controlling interests in consolidated entities	9,841	448,966
Total stockholders’ equity	37,534	462,576
Total liabilities and stockholders’ equity	$49,349	$490,962

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Rise Companies Corp.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Six months ended	Six months ended
	June 30,	June 30,
	2019 (Unaudited)	2018 (Unaudited)
Operating revenue
Origination and acquisition fees, net	$4,362	$2,206
Asset management fees, net	1,844	-
Advisory fees, net	266	169
Interest income	531	510
Other operating revenue	231	2
Total operating revenue	7,234	2,887

Operating expenses
Sales and marketing	8,494	5,573
Origination and servicing	1,618	1,229
Engineering and product development	963	647
Facilities and office	712	364
Professional fees	506	567
Depreciation and amortization	589	483
Interest expense	485	497
General and administrative	1,767	1,293
Total operating expenses	15,134	10,653

Net operating income (loss) attributable to Rise Companies Corp	(7,900)	(7,766)

Other revenue (expense) from Sponsored Programs
Interest income	2,261	6,919
Rental income	95	186
Operating expense	(202)	(841)
Gain from equity in earnings	7	260
Gain on sale of real estate	181	167
Excise tax expense	-	(4)
Total other revenue (expense) from Sponsored Programs	2,342	6,687

Gain as a result of deconsolidation	10,590	-
See Note 2, Summary of Significant Accounting Policies – Reconsideration Event

Net income (loss)	5,032	(1,079)
Less: Net income attributable to non-controlling interests	2,420	6,687
Net income (loss) attributable to Rise Companies Corp.	$2,612	$(7,766)

Net earnings (loss) per share attributable to common stockholders:

Basic and diluted earnings (loss) per share	$0.14	$(0.49)
Weighted average shares of common stock - Basic and diluted	18,606,602	15,947,766

The accompanying notes are an integral part of these consolidated financial statements.

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

F-3

Rise Companies Corp.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Six months ended	Six months ended
	June 30,	June 30,
	2019 (Unaudited)	2018 (Unaudited)
Net income (loss)	$5,032	$(1,079)
Less: Comprehensive income attributable to non-controlling interests	2,420	6,687
Comprehensive income (loss) attributable to Rise Companies Corp.	$2,612	$(7,766)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Rise Companies Corp.

Consolidated Statement of Changes in Stockholders’ Equity and Non-Controlling Interest

(Unaudited)

(in thousands, except share data)

	Preferred Stock		Common Stock		Common Stock		Common Stock		Common Stock		Additional		Non-
	Class A		Class A		Class F		Class M		Class B		Paid-In	Accumulated	Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at December 31, 2018	11,865,046	$1	2,468,467	$-	10,000,000	$1	-	$-	5,767,747	$-	$59,318	$(45,710)	$448,966	$462,576
Stock-based compensation	-	-	(1,718)	-	-	-	-	-		-	437	-	-	437
Issuance of Class B Common Stock	-	-		-	-	-	-	-	1,531,378	-	11,348	-	-	11,348
Redemption of Class B Common Stock	-	-		-	-	-	-	-	(49,864)	-	(279)	-	-	(279)
Offering costs for Class B Common Stock	-	-		-	-	-	-	-	-	-	(35)	-	-	(35)
Non-controlling interests acquired	-	-		-	-	-	-	-	-	-	-	-	33,240	33,240
Non-controlling interests deconsolidated													(474,785)	(474,785)
Net income (loss)	-	-		-	-	-	-	-	-	-	-	2,612	2,420	5,032
Balance at June 30, 2019	11,865,046	$1	2,466,747	$-	10,000,000	$1	-	$-	7,249,264	$-	$70,789	$(43,098)	$9,841	$37,534

F-5

	Preferred Stock		Common Stock		Common Stock		Common Stock		Common Stock		Additional		Non-
	Class A		Class A		Class F		Class M		Class B		Paid-In	Accumulated	Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at December 31, 2017	11,865,046	$1	2,529,087	$-	10,000,000	$1	-	$-	3,567,927	$-	$44,150	$(23,794)	$231,189	$251,547
Stock-based compensation	-	-	(40,001)	-	-	-	-	-		-	539	-	-	539
Issuance of Class B Common Stock	-	-		-	-	-	-	-	890,370	-	5,414	-	-	5,414
Redemption of Class B Common Stock	-	-		-	-	-	-	-	(15,557)	-	(79)	-	-	(79)
Offering costs for Class B Common Stock	-	-		-	-	-	-	-	-	-	(38)	-	-	(38)
Non-controlling interests acquired	-	-		-	-	-	-	-	-	-	-	-	107,364	107,364
Redemptions on common shares for non-controlling interests	-	-		-	-	-	-	-	-	-	-	-	(6,209)	(6,209)
Distributions declared on common shares for non-controlling interests	-	-		-	-	-	-	-	-	-	-	-	(9,699)	(9,699)
Accumulated amortization of deferred offering costs for non-controlling interests	-	-		-	-	-	-	-	-	-	-	-	(225)	(225)
Net income (loss)	-	-		-	-	-	-	-	-	-	-	(7,766)	6,687	(1,079)
Balance at June 30, 2018	11,865,046	$1	2,489,086	$-	10,000,000	$1	-	$-	4,442,740	$-	$49,986	$(31,560)	$329,107	$347,535

F-6

Rise Companies Corp.

Consolidated Statements of Cash Flows

(in thousands)

	Six months ended	Six months ended
	June 30, 2019	June 30, 2018
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$5,032	$(1,079)
Adjustment to net income (loss) as a result of deconsolidation	(10,590)	-
Adjustments to reconcile net income to net cash used by operating activities:
Stock-based compensation	437	539
Depreciation and amortization	555	484
Accretion of deferred loan fees and costs	(11)	(31)
Operating adjustments related to Sponsored Programs
(Earnings) from equity method investees	(8)	(260)
(Gain) on sale of real estate	(181)	-
Net change in operating assets and liabilities:
Real estate available for sale	(531)	-
Accounts receivable	(162)	(5)
Other current assets	(838)	54
Accounts payable	1,518	540
Accrued expenses and other current liabilities	(145)	(415)
Receivables from Sponsored Programs	3,464	-
Payables to Sponsored Programs	31	-
Investments in Sponsored Programs	(400)	-
Accrued interest receivable	(231)	176
Accrued interest payable	185	(141)
Net change in operating assets and liabilities of Sponsored Programs:
Accounts receivable	(791)	(1,832)
Accrued interest receivable	(22)	(4)
Receivables from Rise Companies Corp	(35)	-
Other assets	(244)	798
Accounts payable	(93)	16
Payables to Rise Companies Corp	(2,054)
Other liabilities	3,309
Net cash provided by (used in) operating activities	(1,805)	(1,160)
INVESTING ACTIVITIES:
Change in intangible assets	(1,641)	(1,053)
Purchases of property and equipment	(8)	(39)
Principal payments from real estate debt investments	-	2,998
Investing activities of Sponsored Programs:
Investments in residential retail properties	(2,355)	(4,061)
Investments in real estate held for improvement	(79)	-
Investments in real estate held for sale	924	-
Proceeds from sale of real esate held for sale	-	(15,148)
Deposits for real estate assets	(319)	1,072
Purchase of real estate debt investments	(17,009)	(68,232)
Principal payments from real estate debt investments	11,567	20,021
Investments in equity method investees	(628)	(40,266)
Dividends received from equity method investees	429	12,939
Cash and cash equivalents not retained as a result of deconsolidation	(55,922)	-
Change in restricted cash	-	(352)
Net cash provided by (used in) investing activities	(65,041)	(92,121)
FINANCING ACTIVITIES:
Due to investors	151	16
Proceeds from the issuance of Class B common stock, net of offering costs	11,314	5,416
Redemptions of Class B common stock	(279)	(79)
Principal payments on notes payable	-	(2,970)
Financing activities of Sponsored Programs:
Proceeds (settlement) from subscriptions not settled by period end	(59)	10
Proceeds from sale of interests in consolidated non-controlling interests, net of offering costs	37,458	106,459
Distributions to non-controlling interest holders	(2,206)	(8,629)
Redemptions by non-controlling interest holders	(5,892)	(5,560)
Net cash provided by (used in) financing activities	40,487	94,663

Net increase (decrease) in cash and cash equivalents	(26,359)	1,382
Cash and cash equivalents, beginning of period*	54,130	62,844
Cash and cash equivalents, end of period**	$27,771	$64,226

Supplemental cash flow information:

Cash paid (received) for interest	$300	$(932)
Supplemental disclosure of non-cash transactions:
Amortization of deferred offering costs of non-controlling interest entities	$-	$225
Distributions payable to non-controlling interest holders	$-	$1,070
Redemptions payable to non-controlling interest holders	$-	$649

*Includes Cash and cash equivalents of Rise Companies and Sponsored Programs
**Includes Cash and cash equivalents of Rise Companies

The accompanying notes are an integral part of these consolidated financial statements.

F-7

Rise Companies Corp.

Notes to Consolidated Financial Statements (unaudited)

1.            Formation and Organization

Rise Companies Corp. (“Rise”, “Rise Companies”, “we”, “our”, the “Company”, and “us”) is an online investment technology company, that owns and operates a leading web-based, direct investment and origination platform, located at www.fundrise.com (the “Fundrise Platform”).

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of Rise Companies, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust of Rise Companies, historically acquired loans from Fundrise Lending and held them for the sole benefit of certain investors that have purchased Project-Dependent Notes (“Notes”) issued by the Trust and were related to specific underlying loans for the benefit of the investor (collectively, the “Notes Program”).

•	National Commercial Real Estate Trustee LLC, a wholly-owned subsidiary of Rise Companies, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the Sponsored Programs (defined below) which are offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”) is an affiliate of Rise Companies and was created with the intent to benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC, a wholly-owned subsidiary of Rise Companies, is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise LP.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise Companies, acts as a servicer for our Sponsored Programs.

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise Companies, acts as an originator of real estate assets for our Sponsored Programs.

The Company has sponsored the following investment programs:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, and Fundrise Growth eREIT 2019, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, Fundrise For-Sale Housing eFund – Washington DC, LLC, and Fundrise National For-Sale Housing eFund, LLC are the real estate investment fund programs (the “eFunds”) sponsored by the Company.

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund,” the “oFund,” and the “oZone Fund”), make up a tax-advantaged real estate investment fund program offered under Regulation D that is offered through the Fundrise Platform. The eREITs, eFunds, and oFund are hereafter referred to as the “Sponsored Programs.”

2.            Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include Rise, its wholly-owned subsidiaries, affiliated entities where Rise is the primary beneficiary of variable interest entities (“VIEs”), and entities that it controls through a majority voting interest or otherwise. All intercompany transactions have been eliminated. Certain amounts in the prior years’ Consolidated Financial Statements and Notes to Consolidated Financial Statements have been reclassified to conform to current year presentation.

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

All adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2018 balance sheet and certain related disclosures are derived from the Company’s December 31, 2018 audited financial statements filed on Form 1-K. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s Form 1-K, which was filed with the SEC. The financial statements as of June 30, 2019 and for the six months ended June 30, 2019 and June 30, 2018 and certain related disclosures are unaudited and have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

The Company has a December 31st fiscal year end.

Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Principles of Consolidation

The Company consolidates all entities that it controls either through majority voting interest in voting interest or as the primary beneficiary of a VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

The Company consolidates Fundrise LP, and other wholly-owned entities as it was determined that either Rise, together with its subsidiaries, is the primary beneficiary. In addition, through January 31, 2019, the Company consolidated all of the Sponsored Programs. All significant inter-entity transactions and balances of entities consolidated have been eliminated.

Reconsideration Event

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-2, “Consolidation (Topic 810): Amendments to the Consolidation Analysis.” ASU 2015-2 provides a revised consolidation model for all reporting entities to use in evaluating whether they should consolidate certain legal entities. All legal entities will be subject to reevaluation under this revised consolidation model. The revised consolidation model, among other things, (i) modifies the evaluation of whether certain legal entities are VIEs or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. Under the revised consolidation model, the Company continuously evaluates the status of its relationship to certain entities that it consolidates.

Prior to January 31, 2019, the Company consolidated its Sponsored Programs under ASU 2015-2 due to the Company having entered into, on October 31, 2017, a second amended and restated promissory grid note (the “Promissory Grid Note”), as borrower, with Fundrise LP, as the lender, with a revolving line of credit in the aggregate principal amount of $10.0 million. The Promissory Grid Note expired on January 31, 2019. As a result, the Company had a reconsideration event related to the variable interests it held in the Sponsored Programs. As a result of this assessment, the Company has deconsolidated the Sponsored Programs from its consolidated financial statements effective as of January 31, 2019. The deconsolidation of these entities had the following impact on the consolidated balance sheets as of January 31, 2019:

	As of January 31, 2019	Impact of deconsolidation of Sponsored Programs	As adjusted, January 31, 2019
Number of entities consolidated through variable interests	12	(11)	1
Total assets	$519,780	$(475,927)	$43,853
Total liabilities	$23,437	$(11,732)	$11,705
Accumulated deficit of Rise Companies Corp	(47,538)	10,590 (1)	(36,948)
Cumulative-effect adjustment to non-controlling interests in Sponsored Programs	$484,580	$(474,785)	$9,795

(1)	This adjustment to the accumulated deficit of Rise Companies is reported as a gain on the consolidated statements of operations in the period ended June 30, 2019.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Property and Equipment, net

Property and equipment consists of computer equipment, leasehold improvements, and furniture and fixtures, which are recorded at cost, less accumulated depreciation.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over the asset’s estimated useful life, generally two to five years. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property and equipment are capitalized. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term excluding renewal periods or estimated useful life.

The Company evaluates potential impairments of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of June 30, 2019 and December 31, 2018, there was no impairment of property and equipment assets.

Intangible Assets, net

Intangible assets are assets that lack physical substance. Intangible assets with finite lives are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Intangible assets with indefinite lives are not amortized. Since useful life cannot be determined, the Company evaluates these assets for impairment annually and on an interim basis as events and circumstances warrant when the carrying value of the asset may not be recovered. If the carrying value is not determined to be recoverable, the intangible asset will be reduced to fair value.

The Company evaluates the recoverability of its identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (i) a significant decrease in the market value of an asset, (ii) a significant adverse change in the extent or manner in which an asset is used, or (iii) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The evaluation of asset impairment requires the Company to make assumption about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. As of June 30, 2019 and December 31, 2018, there was no impairment of intangible assets.

Substantially all our intangible assets relate to internal-use software, which is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of salaries and payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized.

Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis. Management evaluates the useful life of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The amortization of costs related to the Fundrise Platform applications is included in depreciation and amortization expense on the consolidated statements of operations. As of June 30, 2019 and December 31, 2018, respectively, internal-use software totaled approximately $7,435,000 and $5,794,000, with accumulated amortization of approximately $2,524,000 and $2,013,000.

Deferred Offering Costs and Related Costs for the Sponsored Programs

Organization and offering costs of the Sponsored Programs are initially being paid by Fundrise Advisors, on behalf of each of the Sponsored Programs. These organization and offering costs include all expenses to be paid by a Sponsored Program in connection with its formation and the qualification of its Offering. These also include marketing and distribution of shares, including, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Fundrise Advisors anticipates that, pursuant to each of the Sponsored Programs operating agreements, in some cases amended and restated, (the “Operating Agreements”), that each of the Sponsored Programs will be obligated to reimburse Fundrise Advisors, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of Sponsored Program, subject to a minimum net asset value (“NAV”), as described below.

After a Sponsored Program has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse Fundrise Advisors, without interest, for these organization and offering costs incurred, both before and after the date that the Hurdle Rate was reached. The total amount payable to Fundrise Advisors will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until Fundrise Advisors has been reimbursed in full.

 The Company records deferred offering costs as an asset until the Hurdle Rate has been reached by a Sponsored Program. See Note 9, Other Current Assets for more detail.

Real Estate Debt Investments of the Notes Program

The Company has historically engaged in real estate lending. In general, these real estate debt investments were real estate loans (“Real Estate Loans”) made by Fundrise Lending and held by the Trust related to corresponding notes payable (“Notes”). To maximize the value of the Notes, the Company intends to hold all Notes until the stated maturity date. Since management has the positive intent and ability to hold the Notes to maturity, they are classified and valued as held to maturity. Accordingly, these assets are carried at cost, net of deferred loan origination fee revenue, repayments, and unfunded commitments, if applicable, unless such loans are deemed to be impaired.

As of September 2016, we suspended the Notes Program indefinitely, and thus interest income related to making and holding investments for the Notes Program is not expected to be a material part of our future revenue.

Revenue Recognition

Origination and Acquisition Fees, net

Origination fees are paid to Rise by borrowers and are determined by the term and credit grade of the loan. Origination fees generally range from 0.0% to 2.0% of the aggregate loan amount. Origination fees are included in the annual percentage rate calculation provided to the borrower and are subtracted from the gross loan proceeds prior to disbursement of the loan funds to the borrower. A loan is considered issued once a wire transaction to the borrower’s settlement agent or the borrower’s bank account is complete. Origination fees received in consideration for investments held by Rise are recognized on a straight-line basis over the life of the loan. Origination fees received in consideration for investments held by the Sponsored Programs are recognized upon receipt. Fees paid by real estate borrowers at the initial maturity date to extend the maturity date for a real estate debt investment are also included in origination fees.

Acquisition fees are paid to Rise by developers of joint venture and other equity types of real estate transactions. Acquisition fees generally range from 0.0% to 2.0% of the committed amount of equity provided by the developer or Sponsored Program acquiring the equity. Such fees are recognized upon acquisition of the real estate asset by the developer or Sponsored Program.

Due diligence fees are included in origination and acquisition fees, net in the operating revenue section of the consolidated statements of operations. These fees are paid by borrowers and developers in the underwriting phase of the potential real estate transaction and are earned commensurate with the time required of Rise to perform diligence when underwriting a real estate transaction. Due diligence fees are assessed prior to the origination or acquisition fee and are recognized once material due diligence has concluded.

Asset Management Fees, net

Asset Management fees are earned by Fundrise Advisors from the Sponsored Programs themselves for asset management services provided. Fundrise Advisors assesses these fees on a quarterly basis from each Sponsored Program that it manages. The asset management fees may be waived at any time at Fundrise Advisors’ sole discretion, and once waived are no longer collectible.

Advisory Fees, net

Advisory fees are earned by Fundrise Advisors from individual investors in the Sponsored Programs for providing services with Portfolio Investment Plans, Auto-Investment Plans, and Dividend Re-Investment Plans. Fundrise Advisors reserves the right to reduce or waive this fee for certain clients without notice and without reducing or waiving this fee for all individual clients.

Interest Income

Interest income is generally earned from the real estate debt investments of the Notes Program and is recognized on an accrual basis. Any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities and on investments in joint ventures that are accounted for using the cost method if the terms of the equity investment include terms that are akin to interest on a debt instrument.

As of June 30, 2019 and December 31, 2018, no amortization of premium or discount fees have been incurred.

 Stock-Based Compensation

Stock-based compensation includes the expense related to restricted Class A Common Stock grants made to employees of the Company. All stock-based awards made to employees are recognized in the consolidated financial statements based on their estimated fair value on the date of grant. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of 4 years. Stock-based compensation expense is recorded net of estimated forfeitures, such that expense is recorded only for those stock-based awards that are expected to vest.

Share awards issued to non-employees are recorded at their fair value on the awards’ grant date, which is estimated using the same methodology described above.

The Company has not paid cash dividends and does not anticipate paying any cash dividends in the foreseeable future and therefore used an expected dividend yield of 0.0% for price adjustments.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the statement of operations. As of June 30, 2019 and December 31, 2018, no unrecognized tax benefits have been recorded.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Real Estate Debt Investments of the Sponsored Programs

The Company, through its previously consolidated Sponsored Programs, classified its real estate debt investments as held-to-maturity, as the Company had both the intent and ability to hold the investments until maturity. Accordingly, these assets were carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments were deemed to be impaired. Held-to-maturity securities were recorded as either short-term (current) or long-term (non-current) on the consolidated balance sheets, based on the contractual maturity date. Actual maturities may have differed from contractual maturities as some borrowers had the right to prepay obligations with or without prepayment penalties. These real estate debt investments were subject to continual analysis for potential impairment.

A debt related investment is considered impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the FASB issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

The Company, through its previously consolidated Sponsored Programs, had certain investments that were legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (“Preferred Equity”). We had reported these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of December 31, 2018, none of our real estate debt investments were considered impaired, and no impairment charges have been recorded in these consolidated financial statements.

As of June 30, 2019, we no longer hold any real estate debt investments of the Sponsored Programs. Please refer to Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our financial statements.

Accrued Interest Receivable of Sponsored Programs

Interest income on loans held by the Sponsored Programs was recognized on an accrual basis. Accrued interest on loans, including impaired loans, that were 120 days or more past due or when collection of interest appears doubtful was generally written off against the corresponding interest income. Income was subsequently recognized only to the extent cash payments are received and the principal balance was expected to be recovered. Such loans were restored to an accrual status only if the loan was brought contractually current and the borrower had demonstrated the ability to make future payments of principal and interest.

As of June 30, 2019, we no longer hold any accrued interest receivable on loans held by the Sponsored Programs. Please refer to Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Investments in Equity Method Investees of the Sponsored Programs

If it was determined that we, through our previously consolidated Sponsored Programs, did not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity (“VOE”) and we had the ability to provide significant influence, the equity method of accounting was used for the applicable real estate investments. Under this method, the investment, was initially recorded at cost, and subsequently adjusted to recognize our share of net earnings or losses of the affiliate as they occurred, with losses having been limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluated the Sponsored Programs’ investments in equity method investees for impairment annually or whenever events or changes in circumstances indicated that there may have been an other-than-temporary decline in value. This generally meant that the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value was other-than-temporary, the Company then recognized an impairment charge to reduce the carrying value of its investment to fair value.

No impairment losses were recorded related to equity method investees as of December 31, 2018.

As of June 30, 2019, we no longer hold the investments in equity method investees of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Residential Rental Properties and Real Estate Held for Improvement of the Sponsored Programs

The Company, through its previously consolidated Sponsored Programs, held investments in single-family residential rental properties and real estate held for improvement. These investments included the acquisition of single-family homes, townhomes, and condominiums for the intended purpose of developing, and either renting, or selling the properties, respectively.

Previously, the Company had upon acquisition evaluated each investment for purposes of determining whether a property could have been immediately rented (Single-Family Residential Rental Property) or needed improvements (Real Estate Held for Improvement). All of our transactions were asset acquisitions recorded at their purchase price (including transaction costs), and the purchase price was allocated between land and building, and improvements based upon their relative fair values at the date of acquisition.

We capitalized the costs of improvement as a component of our investment in each property. These included renovation costs and other costs associated with activities that were directly related to preparing our properties for use as rental real estate. Other costs generally included interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities began when those activities commenced and concluded at the time that a single-family residential property was available to be rented or sold.

At the completion of the improvement plan, a property was classified as either a rental property or available for sale. Once a property was ready for its intended use, expenditures for ordinary maintenance and repairs thereafter were expensed to operations as incurred. We capitalized expenditures above a pre-determined threshold (five hundred dollars) that improve or extend the life of a home and for certain furniture and fixtures additions.

Costs were capitalized in connection with single-family residential property acquisitions, improvement activities, and depreciated over their estimated useful lives on a straight-line basis. The depreciation period commenced upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives ranged from 5 years to 27.5 years.

As of June 30, 2019, we no longer hold investments in single-family residential rental properties and real estate held for improvement of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Real Estate Held For Sale of the Sponsored Programs

The Company, by way of its previously consolidated Sponsored Programs, had from time to time previously identified single-family residential properties that were ready be sold. At the time that any such properties were identified, we performed an evaluation to determine whether or not such properties should have been classified as held for sale and presented as discontinued operations in accordance with U.S. GAAP.

Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition; (ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors were all present, we had then discontinued depreciating the property, measured the property at the lower of its carrying amount or its fair value less estimated costs to sell, and presented the property separately within other assets, net on our consolidated balance sheets.

As of June 30, 2019, we no longer hold real estate held for sale of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Settling Subscriptions of the Sponsored Programs

Settling subscriptions presented on the consolidated balance sheets represented equity subscriptions in Sponsored Programs for which funds had been received but common shares had not yet been issued. Under the terms of the Offering Circulars for the Sponsored Programs, subscriptions will be accepted or rejected within thirty days of receipt. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, shares are generally issued on 1) the later of five business days from the date that an investor’s subscription is approved by our affiliate or 2) when the funds settle.

As of December 31, 2018, the total amount of settling subscriptions was approximately $2,069,000.

As a result of deconsolidation of the Sponsored Programs, there are no longer settling subscriptions owed as of June 30, 2019. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Revenue Recognition of the Sponsored Programs

Interest Income

Interest income was generally earned from the real estate debt investments of the Sponsored Programs and was recognized on an accrual basis. Any related premium, discount, origination costs and fees were amortized over the life of the investment using the effective interest method. Interest income was recognized on senior debt investments classified as held to maturity securities and on investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument (Preferred Equity).

As of January 31, 2019, we no longer recognize interest income of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

As of June 30, 2019 and December 31, 2018, no amortization of premium or discount fees have been incurred.

Rental Income

Rental revenue was recognized on a straight-line basis over the term of the lease for residential properties of the previously consolidated Sponsored Programs. We had periodically reviewed the collectability of our resident receivables and recorded an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses were recorded as property operating and maintenance expenses in the financial statements.

As of January 31, 2019, we no longer recognize rental income of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company has elected to adopt this standard under the modified retrospective approach, effective January 1, 2019. The new standard may be applied retrospectively to each prior period presented or prospectively with the cumulative effect, if any, recognized as of the date of adoption. The Company selected the modified retrospective transition method as of the date of adoption as required effective January 1, 2019.  Approximately 100% of rental income consists of revenue from leasing arrangements, which is specifically excluded from the standard. The Company analyzed its remaining revenue streams, inclusive of origination fees, asset management fees, advisory fees, and gains and losses on sales, and concluded these revenue streams have the same timing and pattern of revenue recognition under the new guidance, and therefore the Company had no changes in revenue recognition with the adoption of the new standard. As such, adoption of the standard did not result in a cumulative adjustment recognized as of January 1, 2019, and the standard did not have a material impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments-Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. The adoption of this standard did not have a significant impact on the presentation of these consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“ASU 2016-02”). The core principle of the standard is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in its statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 is effective for companies for annual reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact this new standard will have on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update 2016-15 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. The adoption of this standard did not have a significant impact on the presentation of these consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. The adoption of this standard did not have a material impact on the presentation of these consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The adoption of this standard did not have a significant impact on the presentation of these consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act , as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.            Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic earnings (loss) per share (“EPS”) is the amount of net loss available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net loss available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental shares issued for stock awards and convertible preferred stock. Potentially dilutive common shares are excluded from the computation of dilutive EPS in periods in which the effect would be antidilutive.

We calculate EPS using the two-class method. The two-class method allocates net income (loss), that otherwise would have been available to common stockholders, to holders of participating securities. We consider our Series A Preferred, which is convertible preferred stock, to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average common shares outstanding.

4.            Investments in Residential Rental Properties, Real Estate Held for Improvement and Real Estate Held for Sale of the Sponsored Programs

The following table presents our previously consolidated investments in residential rental properties (in thousands):

As of December 31, 2018
Land- acquisition	$10,685
Building- acquisition	7,330
Post-acquisition capitalized improvements	243
Total gross investment in single-family residential rental properties	$18,258
Less: accumulated depreciation	(143)
Add: accumulated depreciation elimination upon consolidation	3
Less: Acquisition fee elimination upon consolidation	(349)
Total investment in single-family residential rental properties, net	$17,769

For the period ended January 31, 2019 and June 30, 2018, the Company recognized approximately $21,000 and $39,000, respectively, of depreciation expense on investments in single-family residential rental properties.

The following table presents our previously consolidated investments in real estate held for improvement (in thousands):

As of December 31, 2018
Land – acquisition allocation	$22,440
Building – acquisition allocation	12,415
Post-acquisition capitalized improvements	1,523
Less: Acquisition Fee elimination upon consolidation	(652)
Total investment in real estate held for improvement	$35,726

The following table presents our previously consolidated investments in real estate held for sale (amounts in thousands):

As of December 31, 2018
Land- acquisition allocation	$406
Building – acquisition allocation	650
Post-acquisition capitalized improvements	18
Less: Acquisition Fee elimination upon consolidation	(20)
Total investment in real estate held for sale	$1,054

As a result of deconsolidation of the Sponsored Programs, we no longer hold any investments in residential rental properties, real estate held for improvement or real estate held for sale, as of June 30, 2019. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

5.            Real Estate Debt Investments of the Notes Program and of the Sponsored Programs

In general, the Company’s real estate debt investments include both real estate debt investments held for the benefit of the investor as part of the Notes Program, and real estate debt investments held for the benefit of the investor as part of the previously consolidated Sponsored Programs. These real estate debt investments together are shown below as “Debt.” The Company also invested in certain unconsolidated joint venture equity investments as part of the previously consolidated Sponsored Programs. These investments are structured with rights to receive preferred economic returns, referred to in these notes as “Preferred Equity,” where the investee is contractually obligated to redeem our interest at a specified date. We accounted for these Preferred Equity investments as debt for financial reporting purposes and reported the preferred returns we receive therefrom as interest income.

The following table presents the Company’s investments in real estate related assets of the Notes Program and those of the Sponsored Programs, as of June 30, 2019, and December 31, 2018 (in thousands):

					Allocation
		Principal	Future		By
		Amount	Funding	Carrying	Investment
	Number	or Cost(1)	Commitment	Value	Type(2)
December 31, 2018
Preferred Equity	24	$96,925	$33,002	$95,815	41.8%
Debt	40	135,137	24,119	133,306	58.2%
Balance	64	$232,062	$57,121	$229,121	100%
June 30, 2019
Preferred Equity	-	$-	$-	$-	0%
Debt	1	6,000	-	5,981	100%
Balance	1	$6,000	$-	$5,981	100%

(1)	For Debt investments, this only includes the stated amount of funds disbursed to date.

(2)	This allocation is based on the principal amount of Debt actually disbursed and Preferred Equity investments at cost. It does not include future funding commitments.

As of June 30, 2019 and December 31, 2018, we invested in forty-three debt investments via the Notes Program, of which forty-two repaid the full amount of principal and any accrued interest. As of June 30, 2019, and December 31, 2018, none of the Company’s real estate debt investments in the Notes Program were considered impaired, and no impairment charges have been recorded in these financial statements for the years ended June 30, 2019, and December 31, 2018.

As of December 31, 2018, we had invested in eighty-eight debt investments, via the Sponsored Programs, of which twenty-five repaid the full amount of principal and any accrued interest.  As of December 31, 2018, none of the Company’s real estate debt investments in the Sponsored Programs were considered impaired, and no impairment charges have been recorded in these financial statements for the year ended December 31, 2018.

As a result of deconsolidation of the Sponsored Programs, we no longer hold any of the real estate debt investments for the Sponsored Programs as of June 30, 2019. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

The following table describes our real estate debt investment activity in the Notes Program and in the Sponsored Programs (in thousands):

	As of June 30, 2019	As of December 31, 2018
Real Estate Debt Investments–Notes Program
Balance at the beginning of the year	$5,972	$8,927
Note investments	-	-
Principal repayments	-	(2,998)
Amortization of deferred net origination fee revenue	9	43
Notes program debt investment balance	$5,981	$5,972

Real Estate Debt Investments–Sponsored Programs
Balance at the beginning of the year	$-	$107,334
Sponsored program debt-related investments	-	164,111
Principal repayments	-	(49,156)
Amortization of principal	-	-
Amortization of deferred net origination fee revenue	-	860
Sponsored program debt-related investment balance	$-	$223,149

Total real estate debt investment balance	$5,981	$229,121

Amortization of Loan Origination Fees and Costs of the Sponsored Programs

Loan origination fees were deferred and amortized using straight-line method over the contractual life of the loans, adjusted for actual prepayments. Any remaining unamortized deferred fees associated with loans that were paid off prior to contractual maturity were included within income in the period of payoff. As a result of deconsolidation of the Sponsored Programs, we no longer amortize the loan origination fees and costs earned from originating real estate debt investments for the Sponsored Programs. Please see Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

The real estate loans balances were as follows (in thousands):

December 31, 2018
Aggregate principal balance	$226,062
Unamortized origination fees	(2,913)
Carrying value, net	$223,149

The scheduled maturities, as of December 31, 2018, for the aggregate principal balance of the real estate debt investments in the Sponsored Program are shown below (in thousands):

Real Estate Loans
Amount
Maturing within one year	68,007
Maturing after one year through five years	118,875
Maturing after five years through ten years	27,680
Maturing after ten years	11,500
Total	226,062

Real Estate Notes Payable of the Notes Program

The Trust had historically acquired Real Estate Loans from Fundrise Lending and holds them for the sole benefit of certain investors that have purchased Notes issued by the Trust through the Notes Program and that are related to specific underlying loans for the benefit of the investor. The Notes therefore are recorded as a corresponding liability to the loan asset.

Amortization of Loan Origination Fees and Costs of the Notes Program

Loan origination fees and related incremental direct loan origination costs are deferred and amortized to income using the interest method over the contractual life of the loans, adjusted for actual prepayments. Any remaining unamortized deferred fees or costs associated with loans that pay off prior to contractual maturity are included within income in the period of payoff.

The real estate loans and notes payable balances for the Notes Program are as follows (in thousands):

	Real Estate Loans		Notes Payable
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Aggregate principal balance	$6,000	$6,000	$6,000	$6,000
Unamortized origination fees	(19)	(28)	-	-
Carrying value, net	$5,981	$5,972	$6,000	$6,000

The scheduled maturities, as of June 30, 2019, for the aggregate principal balance of the Loans and Notes of the Notes Program are shown below (in thousands):

	Real Estate Loans	Notes Payable
	Amount	Amount
Maturing within one year	6,000	6,000
Maturing after one year through five years	-	-
Maturing after five years through ten years	-	-
Maturing after ten years	-	-
Total	6,000	6,000

6.	Investments in Equity Method Investees of the Sponsored Programs

The table below presents the activity of the previously consolidated Sponsored Programs investments in non-consolidating equity method investees as of, and for, the period presented (in thousands):

For the Year Ended December 31, 2018
Beginning balance	$70,007
New investments in equity method investees	100,938
Income (loss) from equity method investees (1)	(1,923)
Distributions received	(31,182)
Less: Origination fee eliminated upon consolidation	(1,095)
Ending balance	$136,745

(1)	The non-consolidating investments in equity method investees and the related equity in earnings are held by Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, and Fundrise For-Sale Housing eFund-Los Angeles CA, LLC. The equity in earnings by the non-controlling interests are only attributable to the Company based on ownership percentage of Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC and Fundrise For-Sale Housing eFund-Los Angeles CA, LLC.

The combined condensed results of operations and financial position of the previously consolidated Sponsored Programs’ equity method investees are summarized below (in thousands):

December 31, 2018
Combined condensed balance sheets:
Real estate assets, net	$856,103
Other assets	25,053
Total assets	$881,156

Mortgage notes payable	$509,343
Other liabilities	8,725
Equity	363,088
Total liabilities and equity	$881,156
Sponsored Programs’ equity investment	$136,745

Combined condensed statements of operations:	June 30, 2018
Total revenue	$19,914
Total expenses	19,515
Net income (loss)	$399
Sponsored Programs’ equity in net income (loss) of investee	$260

As a result of deconsolidation of the Sponsored Programs, we no longer hold these investments in equity method investees as of June 30, 2019. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2019, and December 31, 2018, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable of the Notes Program, real estate debt investments of the Notes Program, and current liabilities. With the exception of real estate debt investments of the Notes Program, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including payable-in-kind (“PIK”) interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2019 and December 31, 2018, management estimated the fair value of our real estate debt investments of the Notes Program, including PIK interest, to be approximately $8.1 million and $239.2 million, respectively.

8.            Property and Equipment, net

Property and equipment, net, consist of the following (in thousands):

	June 30,	December 31,
	2019	2018
Computer equipment	$234	$225
Furniture and fixtures	6	7
Leasehold Improvements	398	398
Total property and equipment	638	630
Less: accumulated depreciation	(335)	(295)
Total property and equipment, net	$303	$335

Depreciation expense on property and equipment was approximately $74,000 and $65,000 for the six months ended June 30, 2019 and 2018, respectively. The Company wrote off $34,000 of computer equipment, and reversed $48,000 of accumulated depreciation as a result of the write-off as of June 30, 2019. There were no write-offs for the year ended December 31, 2018.

9.           Other Current Assets

Other current assets consist of the following (in thousands):

	June 30,	December 31,
	2019	2018
Offering costs assets	$2,726	$2,338
Real estate deposits	921	289
Prepaid expenses	260	574
Other	311	108
Total other current assets	$4,218	$3,309

10.          Intangible Assets, net

Intangible assets, net, consist of the following (in thousands):

	June 30,	December 31,
	2019	2018
Internal-use software	$7,435	$5,794
Trademarks	147	147
Patents	76	76
Domain	80	80
Total intangible assets	7,738	6,097
Less: accumulated amortization	(2,560)	(2,045)
Total intangible assets, net	$5,178	$4,052

Amortization expense of intangible assets for the six months ended June 30, 2019 and 2018 was approximately $515,000 and $419,000, respectively.

The expected future amortization expense for intangible assets subject to amortization as of June 30, 2019 is as follows (in thousands):

Year Ending December 31,	Future Amortization Expense
2019	526
2020	1,052
2021	722
2022	378
2023	99
Thereafter	33
Total	2,810

As mentioned in Note 2, Summary of Significant Accounting Policies, some of our intangible assets are not amortized either due to the nature of the asset or due to legal rights not yet issued. The carrying value of these assets not subject to amortization is as follows (in thousands):

	June 30, 2019	December 31, 2018
Internal-use software in process	$2,168	$1,723
Trademarks	44	44
Patents	76	76
Domain	80	80
Total carrying value not subject to amortization	$2,368	$1,923

11.          Stock-Based Compensation and Other Employee Benefits

Stock-Based Compensation

Under our 2014 Stock Option and Grant Plan, we may grant unrestricted and restricted stock awards, restricted stock units, or options to purchase shares of common stock to employees, executives, directors, and consultants. An aggregate of 4,600,000 shares of Class A common stock have been authorized for issuance under the 2014 Stock Option and Grant Plan as of June 30, 2019 and December 31, 2018. The Company has issued restricted stock grants, restricted stock units and restricted stock options as of June 30, 2019.

The restricted stock awards issued to date generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms.

The Company recognized approximately $434,000 and $486,000 of stock-based compensation expense related to restricted stock awards during the periods ending June 30, 2019 and 2018, respectively. As of June 30, 2019 and 2018 respectively, total unrecognized compensation cost was approximately $1,259,000 and $2,164,000, and these costs are expected to be recognized over the next 2 years.

A summary of restricted stock awards issued, unvested shares, and share forfeitures at June 30, 2019 and December 31, 2018, respectively, is as follows (in thousands except shares and per share data):

	Stock Awards Issued & Outstanding	Weighted Average Fair Value Per Share	Aggregate Intrinsic Value
Restricted at, December 31, 2018	400,778	$4.26	$1,706
Shares granted	-
Vested and converted to unrestricted shares	(146,315)
Forfeited shares	(1,718)
Restricted at, June 30, 2019	252,745	$4.98	$1,259

We have issued restricted stock options in the year ended 2017 only. These options generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 1/36 vest monthly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future options with different terms. There were 3,500 and 2,500 stock options forfeited for the periods ended June 30, 2019 and 2018, respectively. During the periods ending June 30, 2019 and 2018, respectively, 2,438 and 2,367 stock options vested.

The Company recognized approximately $2,000 and $3,000 of stock-based compensation expense related to restricted stock options during the periods ending June 30, 2019 and 2018, respectively. As of June 30, 2019 and 2018, respectively, total unrecognized compensation cost was approximately $9,000 and $18,000, and these costs are expected to be recognized over the next 2 years.

The restricted stock units issued to date generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The restricted stock units are also subject to performance based vesting, and shall only satisfy this requirement on the first of the following to occur: (i) immediately prior to a Company sale event or (ii) the Company’s Initial Public Offering. During the periods ended June 30, 2019 and 2018, respectively, we issued 146,000 and 163,500 stock units. There were 26,875 and 0 restricted stock units forfeited for the periods ended June 30, 2019 and 2018, respectively. And during the periods ending June 30, 2019 and 2018, there were 87,566 and 31,250 restricted stock units that vested.

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from restricted stock units due to the full valuation allowance during 2019 and 2018.

Simple IRA Plan

The Company maintains an employer-sponsored simple IRA plan that covers all of our employees. Participants may elect to contribute any portion of their annual compensation up to the maximum limit imposed by federal tax law. The Company makes matching contributions equal to 100% of an eligible employee’s elective deferral up to 3% of that employee’s compensation. During the six months ended June 30, 2019 and 2018 respectively, the Company made matching contributions of approximately $116,000 and $72,000.

12.          Stockholders’ Equity

Preferred Stock

The outstanding shares of Series A Preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the Company’s Certificate of Incorporation. All such events require approval of the Company’s Board of Directors; however, in such events, all holders of equal or more subordinate equity instruments would also be entitled to receive the same form of consideration after any liquidation preferences. Therefore, based on the guidance of ASC 480-10-S99 – Distinguishing Liabilities from Equity, the Series A Preferred, which is non-redeemable convertible preferred stock, has been classified within stockholders’ equity on the consolidated balance sheets. The significant terms of outstanding Series A Preferred are as follows:

Conversion

Each share of Series A Preferred is convertible, at the option of the holder, initially, into one share of Class A common stock (subject to adjustments for events of dilution). Each share of Series A Preferred will automatically be converted upon: (i) the election of a majority of the outstanding shares of such series of preferred stock; or (ii) the consummation of an underwritten registered public offering with aggregate proceeds in excess of $35 million (a “Qualified Public Offering”). The Company’s Certificate of Incorporation contains certain anti-dilution provisions, whereby if the Company issues additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. The Company determined that while its Series A Preferred contains certain anti-dilution features, the conversion feature embedded within its Series A Preferred does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

Liquidation preference

Upon any liquidation, winding up or dissolution of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment shall be made to the holders of any common stock, the holders of Series A Preferred shall be entitled to receive, by reason of their ownership of such stock, an amount per share of Series A Preferred equal to $2.1872 (as adjusted for stock splits, recapitalizations and other similar events) plus all declared and unpaid dividends (the “Series A Preferred Liquidation Preference”). However, if upon any such Liquidation Event, our assets are insufficient to make payment in full to all holders of Series A Preferred of their respective liquidation preferences, then the entire balance of the Company’s assets legally available for distribution shall be distributed with equal priority between the preferred holders based upon the amount of each such holders’ Series A Preferred Liquidation Preference. Any excess assets, after payment in full of the liquidation preferences to the Series A Preferred stockholders, are then allocated to the holders of the common stock, pro-rata.

Dividends

If and when declared by the Company’s Board of Directors, the holders of Series A Preferred and common stock, on a pari passu basis, will be entitled to receive dividends. As of June 30, 2019 and December 31, 2018, we have not declared any dividends on preferred stock or common stock.

Voting rights

Generally, Series A Preferred stockholders have one vote for each share of common stock that would be issuable upon conversion of preferred stock. Voting as a separate class, the Series A Preferred stockholders are entitled to elect one member of the Company’s Board of Directors. The holders of common stock, voting as a separate class, are entitled to elect two members of the Company’s Board of Directors. The remaining two members are elected by the Series A Preferred stockholders and common stockholders voting together as a single class on an as-if-converted to common stock basis. The Company has adopted a multi-class common stock structure, pursuant to which each share of Class A common stock will have one vote per share, each share of Class M common stock will have nine votes per share (currently, there are no Class M shares outstanding), and each share of Class F common stock will have ten votes per share. Class B common stock does not have any voting rights.

Common Stock

Class A Common Stock

Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders. As of June 30, 2019 and December 31, 2018 respectively, there were 2,886,900 and 2,886,900 shares issued and 2,466,747 and 2,529,087 shares outstanding.

Class B Common Stock

On January 19, 2017, the Board of Directors of the Company created a new class of Common Stock designated as Class B Common Stock, consisting of 10,000,000 authorized shares. Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders. Class B Common Stock has a par value of $0.0001 per share. As of June 30, 2019 and December 31, 2018 respectively, there were 7,343,505 and 5,812,127 shares issued and 7,249,261 and 5,767,747 shares outstanding.

Class F Common Stock

In April of 2014, the Company issued 10,000,000 shares of Class F Common Stock to Daniel Miller and to Benjamin Miller, with a par value of $0.0001 per share. Each share of the Class F Common Stock is entitled to ten (10) votes per share. As of June 30, 2019 and December 31, 2018, respectively, there were 10,000,000 shares of Class F Common Stock issued and outstanding.

Class M Common Stock

On July 5, 2016, the Company issued 18,000,000 shares of Class M Common Stock, at $0.0001 per share, to certain executive officers of the Company (excluding Benjamin Miller, who did not participate) for aggregate cash consideration of $1,800. Each share of the Class M Common Stock is entitled to nine votes per share. The shares are callable by the Company at any time, including upon a vote of a majority of the outstanding Series A Preferred stockholders. On December 10, 2016, the Company exercised its right to redeem all 18,000,000 outstanding shares of Class M Common Stock for an aggregate cash consideration of $1,800 upon unanimous consent by the Board of Directors. As of June 30, 2019, there were 18,000,000 shares of Class M Common Stock authorized but unissued.

Investors’ Rights Agreement

We entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors and entities with which certain of our directors are affiliated. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights.

Right of First Refusal and Co-Sale Agreement

We entered into a Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock.

Voting Agreement

We entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors.

13.          Non-Controlling Interests in Consolidated Entities

The non-controlling interests (“NCI”) balance as of June 30, 2019 is detailed below:

		Acquisition or			Non-controlling	Net Income
	Member’s equity	(disposal)		Adjustment due	interests	(loss) attributable
	of NCI as of	of Member’s	Net income	to	balance as of	to Rise
Entities consolidated through	December 31,	equity of	(loss) from	Deconsolidation	June 30,	Companies from
variable interests	2018	NCI (1)	NCI	(2)	2019	NCI
Fundrise LP	$11,100	$4	$77	(1,340)	$9,841	$3
Fundrise Real Estate Investment Trust, LLC	89,796	2,421	733	(92,950)	-	-
Fundrise Equity REIT, LLC	83,128	(79)	282	(83,331)	-	-
Fundrise West Coast Opportunistic REIT, LLC	52,681	2,279	311	(55,271)	-	-
Fundrise East Coast Opportunistic REIT, LLC	49,811	2,245	291	(52,347)	-	-
Fundrise Midland Opportunistic REIT, LLC	46,799	2,669	211	(49,679)	-	-
Fundrise Income eREIT II, LLC	25,437	12,556	159	(38,152)	-
Fundrise Growth eREIT II, LLC	27,492	8,813	209	(36,514)	-
Fundrise For-Sale Housing eFund Los Angeles CA, LLC	31,224	72	207	(31,503)	-	-
Fundrise For-Sale Housing eFund Washington DC, LLC	15,472	698	(20)	(16,150)	-	-
Fundrise National For-Sale Housing eFund, LLC	9,548	218	(14)	(9,752)	-
Fundrise Opportunity Fund	6,478	1,344	(26)	(7,796)	-
Total	$448,966	$33,240	$2,420	(474,785)	$9,841	$3

(1)	Total contributed equity to consolidated entities during the six months ended June 30, 2019, less any amortized offering costs, share redemptions, or distributions.

(2)	Please refer to See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

14.          Related Party Transactions

Investments in Sponsored Programs by the Company

The Company and its consolidated subsidiaries have made the following investments in the Sponsored Programs (amounts in thousands):

Investment in Sponsored Program	Balance as of June 30, 2019
Fundrise Real Estate Investment Trust, LLC	$869
Fundrise Equity REIT, LLC	154
Fundrise West Coast Opportunistic REIT, LLC	77
Fundrise East Coast Opportunistic REIT, LLC	76
Fundrise Midland Opportunistic REIT, LLC	79
Fundrise Income eREIT II, LLC	100
Fundrise Growth eREIT II, LLC	100
Fundrise Income eREIT III, LLC	100
Fundrise Growth eREIT III, LLC	100
Fundrise Income eREIT 2019, LLC	100
Fundrise Growth eREIT 2019, LLC	100
Fundrise For-Sale Housing eFund – Los Angeles CA, LLC	99
Fundrise For-Sale Housing eFund– Washington DC, LLC	99
Fundrise National For-Sale Housing eFund, LLC	99
Fundrise Opportunity Zone OP, LLC	5
Fundrise Opportunity Fund, LP	1
Total	$2,158

Investments in Notes Program and Sponsored Programs by Company’s Executives

Several of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform and have purchased notes and shares of Sponsored Programs and received related redemptions. All Notes and Sponsored Program investments and redemptions were made in the ordinary course of business and were transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Benjamin Miller, Daniel Miller, and Joe Chen, the latter an independent member of the Company’s Board of Directors, have each invested in the Notes Program, and Benjamin Miller has invested in the Sponsored Programs. In aggregate, the total investment outstanding of these related parties as of June 30, 2019 and December 31, 2018 respectively, is approximately $108,000 and $107,000.

In all cases, these investments and any applicable transactions subsequent to investment were conducted under the same terms as any other investor on the Fundrise Platform and the parties received no special benefits not shared on a pro-rata basis by any Notes holder or investor in Sponsored Programs.

Promissory Grid Note with Fundrise LP

On October 31, 2017, the Company entered into a second amended and restated promissory grid note (the “Promissory Grid Note”), as borrower, with Fundrise LP, as the lender, with a revolving line of credit in the aggregate principal amount of $10.0 million. The Promissory Grid Note expired on January 31, 2019 and any outstanding principal and interests amounts have since been paid off.

See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Series A Preferred Stock Financing

The following table summarizes the Series A Preferred stock purchased by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member.

	Shares of
	Series A Preferred	Total Purchase
	Stock	Price
WestMill Capital Partners, LLC(1)	368,679	$806,365
Benjamin Miller	249,557	545,825
Daniel Miller	249,557	545,825
Herbert Miller, Patrice Miller, David Miller, Caroline Miller(2)	374,757	448,932

(1)	WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.

(2)	Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A Preferred purchased by David Miller and 66,883 shares of Series A Preferred purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

15.          Commitments and Contingent Liabilities

Operating Leases

On September 2, 2016, the Company entered into a four-year lease, expiring November 30, 2020, for office space in Washington, DC (1601 Connecticut Ave NW, 3rd FL). This lease remains in effect as of June 30, 2019.

On January 8, 2019, the Company entered into a ten-year lease, expiring on August 31, 2030, for new office space (11 DuPont Circle NW, 9th Floor) to accommodate the Company’s growing workforce. In June 2019, the Company assumed occupancy of the new office space.

As of June 30, 2019, our future minimum lease payments for the two leases above are as follows for the corresponding calendar years (in thousands):

Year-Ended	Future Minimum Lease Payments
2019	$115
2020	528
2021	959
2022	983
2023	1,008
Thereafter	7,395
Total	$10,988

Liquidation Support Agreement – Fundrise Equity REIT, LLC

Fundrise Advisors has agreed to make a payment to Fundrise Equity REIT, LLC of up to $500,000 if the distributions paid upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. The following table details the amount of payment at varying levels of return (in thousands):

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500
17.1% to 18.0%	$400
18.1% to 19.0%	$300
19.1% to 19.9%	$200
20.0% or greater	$0

Legal Proceedings

As of the date of these consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

16.         Subsequent Events

The Company has evaluated subsequent events through September 26, 2019, the date on which the consolidated financial statements are issued.